LITIGATION

A complaint was filed as a putative class action against the Manager and OFS (and other defendants) in the U.S. District Court for the Southern District of New York on January 10, 2005 and was amended on March 4, 2005. Seven of the eight counts in the complaint, including claims against certain of the Oppenheimer funds including the Fund, as nominal defendants, and against certain present and former Directors, Trustees and officers of the funds, and the Distributor, as defendants, were dismissed with prejudice, under a court order dated March 10, 2006, in response to a motion to dismiss the suit that had been filed by the defendants. The remaining count against the Adviser Defendants alleges, among other things, that the defendants charged excessive fees in violation of section 36(b) of the Investment Company Act of 1940. The plaintiffs seek unspecified damages, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses.

      The Adviser Defendants believe that the claims asserted in the remaining count under this lawsuit are without merit, and intend to defend the suit vigorously and contest any claimed liability. They believe that it is premature to render any opinion as to the likelihood of an outcome unfavorable to them and that no estimate can yet be made with any degree of certainty as to the amount or range of any potential loss.